UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-40463

AMTD Digital Inc.

(Translation of registrant’s name into English)

66 rue Jean-Jacques Rousseau

75001 Paris

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

We have filed an amendment to our transition report on Form 20-F for the transition period ended October 31, 2023 initially filed on July 16, 2024 (such transition report as initially filed, the “Initial Filing”) to include our audited consolidated financial statements for the fiscal years ended April 30, 2021, 2022, and 2023 and the six months ended October 31, 2023, which were originally filed on our current report on Form 6-K on July 26, 2024, together with certain other financial information. As disclosed in the Initial Filing, we changed our basis of accounting from International Financial Reporting Standards as issued by the International Accounting Standards Board to U.S. Generally Accepted Accounting Principles.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMTD Digital Inc.

	By:	/s/ Feridun Hamdullahpur
	Name:	Dr. Feridun Hamdullahpur
	Title:	Director

Date: February 18, 2025